SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Lima, November 12th, 2015

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Dear Sirs:

In accordance with the rules of the Regulation for Material Events and Restricted Information approved by SMV Resolution N° 005-2014-SMV/01, Credicorp hereby notifies you that:

Today November 12, 2015, the General Shareholders Meeting of our subsidiary Credicorp Capital Ltd. has agreed to increase its capital stock through the contribution of all the shares issued by Credicorp Capital Holding Perú S.A., owned by Credicorp Ltd. These shares are valued at S/.401,249,008.00 (Four hundred one million two hundred and forty-nine thousand and eight 00/100 Nuevos Soles), which at the exchange rate of S/.3.313 per dollar is equivalent to US$121,113,495.00 (One hundred twenty-one million one hundred thirteen thousand four hundred and ninety-five 00/100 American dollars). As a result, 24,222,699 (Twenty-four million two hundred and twenty-two thousand six hundred and ninety-nine) shares have been issued with a face value of US$5.00 (five American dollars) each.

Through this agreement we complete the corporate reorganization process, which was informed by a Material Event dated on August 20, 2014, that aimed to regroup the subsidiaries and equity investments of Credicorp Ltd., related to the Securities Market in Latin America, under its subsidiary Credicorp Capital Ltd., to facilitate their corporate management.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/

Miriam Böttger Egg

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12th, 2015

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger Egg
Miriam Böttger Egg
Authorized Representative